THUNDER ENERGIES CORPORATION

1444 Rainville Road

Tarpon Springs, Florida 34689

October 4, 2019

Geoff Kruczek, Special Counsel

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	Thunder Energies Corporation
Request for Accelerated Effectiveness
File No. 333-233355

Dear Mr. Kruczek,

On behalf of Thunder Energies Corporation (the “Company”), I hereby request effectiveness of the Company’s S-1 Registration Statement (as amended) filed with the U.S. Securities and Exchange Commission (“SEC”) on October 3, 2019.

By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accordingly, we are requesting an effective date and time of October 8, 2019 at 3:00 p.m. Eastern, or as soon as practicable thereafter. This date and time have been selected after our counsel’s consultation with Mr. Tim Buchmiller, SEC Staff Attorney, to allow adequate time for review of this request by the SEC.

In the event you have any questions, please do not hesitate to contact our counsel, Clifford J. Hunt, Esquire, of the Law Office of Clifford J. Hunt, P.A., at (727) 471-0444.

Sincerely,

THUNDER ENERGIES CORPORATION

/s/ Ruggero M. Santilli
Dr. Ruggero M. Santilli
President, CEO

cc: Clifford J. Hunt, Esquire